UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                NTL EUROPE, INC. (formerly NTL INCORPORATED)
---------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 62940R103
                                 ---------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                              January 10, 2003
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |-|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


--------------------                                      ---------------------
CUSIP NO. 62940R103                                        PAGE 2 OF 17 PAGES
--------------------                                      ---------------------

------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON            Appaloosa Investment Limited
                                            Partnership I
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           2,352,232
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           2,352,232
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    2,352,232
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                              [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.8%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                       PN
---------- -------- -----------------------------------------------------------

                                SCHEDULE 13D

--------------------                                      ---------------------
CUSIP NO. 62940R103                                        PAGE 3 OF 17 PAGES
--------------------                                      ---------------------

------- -----------------------------------------------------------------------

1       NAME OF REPORTING PERSON            Palomino Fund Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- -----------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  BRITISH VIRGIN ISLANDS
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           2,060,962
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           2,060,962
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    2,060,962
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                              [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.3%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                      CO
---------- -------- -----------------------------------------------------------

SCHEDULE 13D


--------------------                                      ---------------------
CUSIP NO. 62940R103                                        PAGE 4 OF 17 PAGES
--------------------                                      ---------------------

------- -----------------------------------------------------------------------

1       NAME OF REPORTING PERSON            Appaloosa Management L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- -----------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           4,413,194
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           4,413,194
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    4,413,194
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                              [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                       PN
---------- -------- -----------------------------------------------------------

                                  SCHEDULE 13D


--------------------                                      ---------------------
CUSIP NO. 62940R103                                        PAGE 5 OF 17 PAGES
--------------------                                      ---------------------

------- -----------------------------------------------------------------------

1       NAME OF REPORTING PERSON            Appaloosa Partners Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- -----------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           4,413,194
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           4,413,194
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    4,413,194
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                              [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                       CO
---------- -------- -----------------------------------------------------------

                                  SCHEDULE 13D


--------------------                                      ---------------------
CUSIP NO. 62940R103                                        PAGE 6 OF 17 PAGES
--------------------                                      ---------------------

------- -----------------------------------------------------------------------

1       NAME OF REPORTING PERSON            David A. Tepper
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- -----------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  USA
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           4,413,194
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           4,413,194
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    4,413,194
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                              [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                       IN
---------- -------- -----------------------------------------------------------

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of NTL Europe, Inc., a Delaware corporation (the "Company"), formerly NTL Incorporated ("NTL Inc."). The principal executive office of the Company is located at 37 Purchase Street, Rye, New York 10580.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement on Schedule 13D is being filed by Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("AILP"), Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"), Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), Appaloosa Partners Inc., a Delaware corporation ("API"), and David A. Tepper, a citizen of the United States ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 21, 2003, a copy of which is attached hereto as Schedule I.

          API is the sole general partner of the Manager. Mr. Tepper is the sole stockholder and sole director of API, and his present principal employment is as President of API. Ronald Goldstein is Secretary of API, and his present principal employment is as Vice President of API ("Mr. Goldstein"). Lawrence O'Friel's present principal employment is as treasurer of API ("Mr. O'Friel" and, together with Mr. Goldstein, the "API Officers"). Each of the API Officers is a citizen of the United States and disclaims beneficial ownership of any of the securities covered by this statement.

          The Manager is the sole general partner of AILP, and the Manager makes all investment decision for Palomino as its investment adviser. AILP and Palomino are referred to herein collectively as the "Purchasers." Palomino has no executive officers, and its directors are as follows: Mr. Tepper, Ernest Morrison ("Mr. Morrison"), and Graham Cook ("Mr. Cook" and, together with Mr. Morrison, the "Palomino Directors"). Mr. Morrison and Mr. Cook are each citizens of the United Kingdom. Mr. Morrison's present principal employment is as a partner of the law firm Cox Hallett Wilkinson. Mr. Cook's present principal employment is as Managing Director of TMF
(BVI) Limited and as Managing Director of Bison Financial Services Limited. Each of the Palomino Directors disclaims beneficial ownership of any of the securities covered by this statement.

          The address of the principal business and/or principal office of each of AILP, the Manager, API, Mr. Tepper and the API Officers is c/o API, 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. Mr. Morrison's principal business address at Cox Hallett Wilkinson is Milner House, 18 Parliament Street, Hamilton, Bermuda. Mr. Cook's principal business address at TMF (BVI) Limited is Mill Mall P.O. Box 964, Road Town, Tortola, British Virgin Islands, and at Bison Financial Services Limited, his principal business address is Bison Court, Yamraj Building, Road Town, Tortola, British Virgin Islands.

          During the last five years, none of the Reporting Persons, the API Officers nor the Palomino Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Purchasers acquired the shares of Common Stock reported herein in connection with the Company's emergence from bankruptcy on January 10, 2003. On or about that date, the Company distributed a total of 4,413,194 shares of Common Stock (the "Common Shares") to the Purchasers, with 2,352,232 such shares distributed to AILP and 2,060,962 such shares distributed to Palomino pursuant to the consummation of the Second Amended Joint Reorganization Plan of NTL Inc. and Certain Subsidiaries, under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization") on account of the respective claims held by the Purchasers against NTL Inc. and/or certain of its Debtor Subsidiaries (as defined in the Plan of Reorganization) in that bankruptcy case. NTL Inc., into which NTL (Delaware), Inc. ("NTL DE"), a formerly wholly owned subsidiary of NTL Inc., merged as of January 10, 2003, is the predecessor of the Company.

          Such claims arose from the ownership by the Purchasers of (i) $262,653,000 aggregate principal amount of NTL DE's 5.75% Convertible Subordinated Notes due 2009; (ii) $121,900,000 aggregate principal amount of NTL Communications Corp.'s ("NTL CC") 6.75% Convertible Senior Notes due 2008; (iii) $157,240,000 aggregate principal amount of NTL CC's 7.0% Convertible Subordinated Notes due 2008; (iv) 76,576 shares of 13% Series B Senior Redeemable Exchangeable Preferred Stock in NTL Inc.; and (v) 1,295,900 shares of NTL Inc. common stock, par value $0.01 per share. On or about January 10, 2003, the Purchasers exchanged all of the foregoing claims for the Common Shares, and all such claims were extinguished pursuant to the terms of the Plan of Reorganization. The Purchasers did not pay additional consideration for the Common Shares they received pursuant to the Plan of Reorganization. ITEM 4. PURPOSE OF TRANSACTION.

          As described in the response to Item 3 above, the shares beneficially owned by the Reporting Persons were acquired pursuant to the terms of the Plan of Reorganization on account of claims in NTL Inc.'s Chapter 11 case.

          The Reporting Persons may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the Company's securities and other factors deemed relevant by them, to sell some or all of such securities, or to purchase additional securities of the Company.

          Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of the Schedule 13D promulgated under the Securities and Exchange Act of 1934, as amended.

          So long as the Reporting Persons and their affiliates collectively are one of the largest stockholders of the Company, the Reporting Persons may seek to influence the management of the Company through representation on the board of directors or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based upon information obtained from the Company, as of January 10, 2003, there were a total of 20,000,000 shares of Common Stock issued by the Company pursuant to the Plan of Reorganization. AILP is the beneficial owner of 2,352,232 shares or 11.8% of these shares of Common Stock, and Palomino is the beneficial owner of 2,060,962 shares or 10.3% of these shares of Common Stock. Each of the Manager, API, and Mr. Tepper is a beneficial owner of the aggregate 4,413,194 shares of Common Stock issued to the Purchasers. None of the API Officers nor the Palomino Directors beneficially owns any of these 4,413,194 shares of Common Stock. Therefore, as of the date hereof, the beneficial ownership of each of the Manager, API, and Mr. Tepper constitutes approximately 22.1% of the issued and outstanding shares of Common Stock.

          (b) AILP may be deemed to have shared voting and dispositive power with respect to 2,352,232 shares of Common Stock, and Palomino may be deemed to have such shared voting and dispositive power with respect to 2,060,962 such shares. Each of the Manager, API and Mr. Tepper may be deemed to have shared voting and dispositive power with respect to 4,413,194 shares of Common Stock.

          (c) Except as described in this Schedule 13D, none of the Reporting Persons, the API Officers, nor the Palomino Directors has effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Manager was a member of the official committee of unsecured creditors in NTL Inc.'s Chapter 11 case (the "Committee"). The Committee was a co-proponent of the Plan of Reorganization. Under the terms of the Plan of Reorganization, which was confirmed by the United States Bankruptcy Court for the Southern District of New York pursuant to an order entered on September 5, 2002 and in accordance with subsequent modifying orders, the Committee, including the Manager, designated all three members of the Company's initial board of directors. No affiliate of the Manager has been designated as a member of the Company's board of directors. A copy of the Plan of Reorganization is attached as Exhibit I.

          In addition, the Manager on behalf of the Purchasers has entered into a Registration Rights Agreement with the Company, pursuant to which the Company has granted certain registration rights to the Manager and others with respect to all of the shares of Common Stock (the "Registrable Securities") as follows:

          (i) The Company will file a shelf registration statement with respect to the Registrable Securities no later than the first to occur of
(x) the 45th day following the date on which the Company files its Annual Report on Form 10-K for the year ended December 31, 2002, and (y) May 15, 2003;

          (ii) The Company will use its reasonable best efforts to cause such shelf registration statement to be declared effective as soon as practicable after its filing, and to keep such registration statement continuously effective until the earlier of (x) the date on which all holders can sell their shares free of any volume limitations imposed by Rule 144 of the Securities Act of 1933, (y) the date on which all holders have disposed of all Registrable Securities, or (z) three years from the date on which such shelf registration statement was declared effective;

          (iii) Holders of Registrable Securities may require the Company to effect four registrations in the aggregate with respect to such securities, provided that (x) the aggregate offering value of the shares to be registered is at least $5,000,000 based on the market price on the date the demand is made and (y) only one such demand registration is required to become effective in any 180-day period; and

          (iv) Each time the Company files a registration statement on Form S-1, S-2 or S-3 with respect to offering any of its equity securities, a holder of Registrable Securities may, subject to certain limitations, require the inclusion of its Registrable Securities in that offering.

          A copy of the Registration Rights Agreement is attached hereto as
Exhibit II.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.   Schedule I     -    Joint Filing Agreement dated January 21,
                                   2003

          2.   Exhibit I      -    Second Amended Joint Reorganization Plan
                                   of NTL Incorporated and Certain
                                   Subsidiaries dated July 15, 2002, as
                                   modified by Bankruptcy Court orders
                                   dated September 5, November 8, November
                                   21, and December 3, 2002

          3.   Exhibit II     -    Registration Rights Agreement by and
                                   among NTL Europe, Inc. and the
                                   Stockholders on the Signature Pages
                                   hereto dated as of January 10, 2003

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2003

                                    APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its General Partner
                                         By:      APPALOOSA PARTNERS INC.,
                                         Its General Partner

                                         By:    /s/ David A. Tepper
                                            -----------------------------------
                                            Name:   David A. Tepper
                                            Title:  President

                                    PALOMINO FUND LTD.

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its Investment Adviser
                                         By:  APPALOOSA PARTNERS INC.,
                                              Its General Partner

                                              By:    /s/ David A. Tepper
                                                 -------------------------------
                                                 Name:   David A. Tepper
                                                 Title:  President

                                    APPALOOSA MANAGEMENT L.P.

                                    By:  APPALOOSA PARTNERS INC.,
                                         Its General Partner

                                         By:    /s/ David A. Tepper
                                            -----------------------------------
                                            Name:   David A. Tepper
                                            Title:  President

                                    APPALOOSA PARTNERS INC.

                                       By:    /s/ David A. Tepper
                                            -----------------------------------
                                        Name:     David A. Tepper
                                        Title:    President

                                             /s/ David A. Tepper
                                        ---------------------------------------
                                                 David A. Tepper

                                                                 SCHEDULE I

                           JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13D filed herein (and any amendments thereto), relating to the common stock, $0.01 par value, of NTL Europe, Inc., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  January 21, 2003

                                    APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its General Partner
                                         By:      APPALOOSA PARTNERS INC.,
                                         Its General Partner

                                         By:    /s/ David A. Tepper
                                            -----------------------------------
                                            Name:   David A. Tepper
                                            Title:  President

                                    PALOMINO FUND LTD.

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its Investment Adviser
                                         By:  APPALOOSA PARTNERS INC.,
                                              Its General Partner

                                         By:    /s/ David A. Tepper
                                            -----------------------------------
                                            Name:   David A. Tepper
                                            Title:  President

                                    APPALOOSA MANAGEMENT L.P.

                                    By:  APPALOOSA PARTNERS INC.,
                                         Its General Partner

                                         By:    /s/ David A. Tepper
                                            -----------------------------------
                                            Name:   David A. Tepper
                                            Title:  President

                                    APPALOOSA PARTNERS INC.

                                        By:   /s/ David A. Tepper
                                            -----------------------------------
                                        Name:     David A. Tepper
                                        Title:    President

                                             /s/ David A. Tepper
                                        ---------------------------------------
                                                 David A. Tepper